Exhibit 99.168

Fire & Flower and Hifyre Announce Proposed

Acquisition of PotGuide

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED

STATES WIRE SERVICES/

Acquisition will position Hifyre as one of the world’s most visited networks of cannabis websites and content platforms

Continued execution of Fire & Flower’s expanded digital strategy drives conversion of leading cannabis websites into virtual online dispensaries

TORONTO, Aug. 26, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF) and its wholly-owned subsidiary Hifyre™ Inc. (“Hifyre”), today announced the proposed acquisition (the “Acquisition”) of all issued and outstanding shares of PGED Corp., (“PotGuide”), one of the world’s largest cannabis websites and content platforms.

PotGuide / Hifyre / Fire & Flower - (c) 2021 Fire & Flower Holdings Corp. (CNW Group/Fire & Flower Holdings Corp.)

PotGuide is one of the most visited cannabis websites in North America, as reported by industry- standard online traffic tools. Along with the proposed acquisition of certain assets of Wikileaf Technologies Inc. (“Wikileaf”) announced earlier this month, the Hifyre digital network will become one of the world’s most visited networks of cannabis websites and content platforms.

Upon closing, the Acquisition is expected to be immediately accretive to the Company’s revenue and profitability and will provide Hifyre with a U.S. base for technology and operations.

Following closing of the Acquisition, Hifyre intends to leverage this significant user traffic and its proprietary white-label dispensary e-commerce software to convert traffic into cannabis and accessory purchases. The purchases will be fulfilled by the Fire & Flower retail network across Canada and in California through its agreement with Fire & Flower U.S. Holdings Inc. Hifyre anticipates creating additional agreements with dispensary networks across Canada and the U.S. to fulfill cannabis purchases in as many geographic locations as possible.

PotGuide and Wikileaf bring an existing subscriber base of approximately 225,000 cannabis consumers into the Spark Perks™ ecosystem. Subscribers will be invited to enroll in the Company’s Spark Perks™ member program, which already boasts over 300,000 subscribers. The program allows members to unlock unique benefits and helps Hifyre build a greater understanding of cannabis consumer preferences across North America as part of the Hifyre IQ data program.

“As Fire & Flower has grown over the past few years, we have successfully proven the value of our Hifyre data analytics retail platform and it is a great accomplishment to see the rapid success of our expanding digital strategy with the acquisition of PotGuide,” shared Trevor Fencott, Chief Executive

Officer of Fire & Flower. “Now that we are strategically acquiring two of the most visited cannabis online websites, PotGuide and Wikileaf, we have established Fire & Flower and Hifyre as leading global players in digital cannabis traffic and believe we can offer even greater value to these high- demand properties.”

“PotGuide is excited to join the Fire & Flower and Hifyre network of properties and we look forward to continuing to build one of the leading North American cannabis technology companies,” shared Jeremy Bamford, Chief Executive Officer of PGED Corp. “The ability to leverage the significant web traffic of PotGuide.com with Hifyre’s cannabis e-commerce technology will enable us to offer an increased value proposition to our users and enhance the growth strategy of our business.”

Definitive Share Purchase Agreement of PotGuide

The Company has entered into a definitive share purchase agreement for all issued and outstanding shares of PGED Corp., the Denver, Colorado based operator of PotGuide.com (the “Share Purchase Agreement”).

Total consideration for the purchase is approximately US$8.5 million, payable by way of US$4.0 million cash consideration and 5,978,050 common shares of Fire & Flower based upon the Company’s 10-day volume weighted average price. The Acquisition is anticipated to close during the Company’s fiscal third quarter and is subject to the satisfaction or waiver of all conditions in the Share Purchase Agreement, including the receipt of applicable regulatory approvals (including the approval of the Toronto Stock Exchange).

To learn more about PotGuide, visit https://potguide.com.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 85 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre, to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with American Acres Managers upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

About Hifyre

The Hifyre Digital Retail and Analytics Platform is a proprietary ecosystem of products that includes the Spark Perks member program, Hifyre ONE retail software platform and the Hifyre IQ cannabis data and analytics platform.

The Hifyre platform also supports Fire & Flower’s advanced operations and provides a competitive advantage in providing a tailored digital experience and understanding consumer behaviours in the evolving cannabis market.

To learn more about Hifyre, visit www.hifyre.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking information in this news release includes, but is not limited to, statements in respect of the consummation of the Acquisition and the integration of PotGuide into the Company’s operations and digital strategy.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and the heading “Risks and Uncertainties” in the management discussion and analysis for quarter ended May 1, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this new release are made as of the date of this news release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp. CNW

07:32e 26-AUG-21